EXHIBIT 3.1

TEXT OF AMENDMENTS TO THE BYLAWS

The amended text of Article I, Section 1.2 of the Bylaws will read in its entirety as follows:

Section 1.2.  Special Meetings. Special meetings of stockholders may be called at any time only by the Chairperson of the Board, the Chief Executive Officer, the President or the Board, to be held at such date, time and place either within or without the State of Delaware, or may instead be held by means of remote communication, as may be stated in the notice of such meeting.

The amended text of Article II, Section 2.1 of the Bylaws will read in its entirety as follows:

Section 2.1.  Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided by law or in the Certificate of Incorporation. The Board shall consist of at least five members, each of whom shall be a natural person but need not, except as otherwise determined by the Board, be a stockholder. There shall initially be nine directors, and the number of directors may be designated from time to time by resolution of the Board.  This Section 2.1 may not be amended, modified or repealed except by the affirmative vote of not less than fifty percent (50%) of the directors present at a meeting at which a quorum is present.